

November 16, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Nabors Energy Transition Corp., under the Exchange Act of 1934:

- Units, each consisting of one share of Class A Common Stock and one-half of one Warrant

- Class A Common Stock, par value $0.0001 per share

- Warrants, exercisable for one share of Class A Common Stock

Sincerely,

Bev Sawyer